July 17, 2024

Bin Lu
Chief Executive Officer
Huachen AI Parking Management Technology Holding Co., Ltd
No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205

       Re: Huachen AI Parking Management Technology Holding Co., Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 3, 2024
           CIK No. 0001958399
Dear Bin Lu:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
March 8, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Capitalization, page 47

1. We note your updated presentation in response to prior comment 4 and reissue our comment. Please limit the liability section of your capitalization table to only include your short- and long-term bank loans.
 July 17, 2024
Page 2
Business, page 65

2. We note your updated disclosure in response to prior comment 5 and reissue our comment. As your 2022 revenue percentages disclosed in the table on page 65 still appear incorrect, please revise your filing accordingly.
General

3. We note disclosure on page 52 regarding a shift in your business (with cubic parking garage revenues representing 23% in 2023 compared with 81% in 2022, and equipment structural parts revenues representing 75% in 2023 compared with 16% in
2022).
       Please address the following items:

                Revise the business section to more fully describe your equipment structural parts business, providing an analogous level of detail as provided for your cubic parking garage business. Include, without limitation, discussion regarding manufacturing, marketing and sales, and customers for equipment structural parts.

                Further describe the    real estate policy regulation
disclosed as the reason for your
              business shift, clarifying whether and how the regulation limits your cubic parking garage business.

                Disclose whether the business shift is expected to be permanent, temporary, or variable from period-to-period, identifying and discussing the main factors that influence your decision to scale operations up or down.

                As appropriate, revise disclosure throughout the prospectus that presents your
              company as a    smart parking solutions provider    to provide a
more balanced
              description as an equipment structural parts provider.

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing